Supplement dated November 25, 2025, to Annual Notice dated May 1, 2025, for Protective Investors Choice VUL, Protective Preserver, Protective Preserver II, Protective Single
Premium Plus and

Protective Strategic Objectives VUL variable universal life policies issued by Protective Life Insurance Company

Protective Variable Life Separate Account

This Supplement amends certain information in your variable annuity contract Annual Notice. Please read this Supplement carefully and keep it with your Annual Notice for future reference.

The “Portfolio Company – Investment Adviser; Sub-Adviser(s), as applicable” section of the table in the “APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY" section of the Annual Notice is amended so as all references to Invesco Asset Management Limited are hereby deleted in the following fund:

Invesco® V.I. Global Real Estate Fund - Series II

If you have any questions regarding this Supplement, please contact your investment professional or us toll free at 1-800-265-1545. Please keep this Supplement for future reference.